SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras was the highest bidder for 22 blocks in the US Gulf of Mexico Lease Sale

(Rio de Janeiro, March 19, 2008). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company was the highest bidder for 22 blocks in Lease Sale 206, offered by the Minerals Management Service (MMS), the United States’ regulatory agency that manages offshore activities, on March 19 2008. Petrobras was well positioned among the main bidders and made a total investment in the order of $178.9 million.

The lease sale, which included the participation of a total of 78 oil and gas companies, focused on the central and eastern Gulf of Mexico. Of the 22 blocks, Petrobras secured 100% stakes for 11 blocks and will perform as the Operator for them. The remaining blocks were acquired in a 50/50 partnership with Devon Energy. Petrobras will operate four of them, while its partner will operate 7.

As in the lease sale held in October 2007, when it was the highest bidder for 26 blocks, Petrobras concentrated its bids on deep and ultradeep waters. The company boosted its position in these areas, which are the focus of its activities in the Gulf of Mexico, particularly the Walker Ridge, Mississippi Canyon, Green Canyon, Keathley Canyon, and Atwater Valley quadrants.

When the MMS awards the new concessions, the deep and ultra-deep water exploratory project portfolio will total 221 blocks, 157 of which operated by Petrobras.

The participation in the Lease Sale 206 is aligned with the demands of Petrobras Strategic Plan, which calls for international growth through investments made in priority areas such as the American sector of the Gulf of Mexico. As a result, Petrobras strengthens its position as one of the leaders of exploration in deep and ultra-deep waters in the region.

Petrobras holds stakes in four of the most important discoveries made in the Lower Tertiary reservoirs in the Cascade, Chinook, Saint Malo, and Stones fields, in the Walker Ridge Quadrant.

The Cascade and Chinook fields, currently in the development and facility construction stage, are operated by Petrobras, which will be the pioneering company there, not only in Lower Tertiary ultradeep water reservoir production, but also in the use of an FPSO (Floating Production, Storage and Offloading) platform, which is expected to go online in June 2010.

Petrobras’ 2008-2012 investment plan for the United States foresees a total expenditure of $4.9 billion, to be invested in exploration, production and refining activities.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2008

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.